UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

THE MIDDLEBY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

596278101

(CUSIP Number)

Nathaniel Sack, Esq.
Seyfarth Shaw LLP
55 East Monroe Street
Suite 4200

Chicago, IL 60603-5803
(312) 346-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM F. WHITMAN, JR.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,813,674*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,813,674*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,813,674*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.7%

14.	Type of Reporting Person (See Instructions) IN

* Consists of 1,643,674 shares held by Mr. Whitman in a revocable living trust, 20,000 shares beneficially owned by W.F. Whitman Family Foundation, Inc., and 150,000 vested shares deemed issued upon exercise of stock options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 255,300*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 255,300*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

* Consists of 255,300 shares held by Mrs. Whitman in a revocable living trust,

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
BARBARA K. WHITMAN, TRUSTEE UNDER TRUST AGREEMENTS DATED DECEMBER 21, 2003 FOR THE BENEFIT OF LAURA B. WHITMAN, WILLIAM F. WHITMAN, III AND BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 718,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 718,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment to this statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of The Middleby Corporation, a Delaware corporation (the “Issuer” or “Middleby”).  The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2.	Identity and Background
(a) – (c)	This Statement is being filed by a group consisting of the following:

(i)            William F. Whitman, Jr. (“Mr. Whitman”);

(ii)           Barbara K. Whitman (“Mrs. Whitman”), the spouse of Mr. Whitman; and

(iii)          Barbara K. Whitman (“Trustee”) as sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman (the “Trusts”).

The above are collectively referred to as the “Reporting Persons”.
The principal business address of the Reporting Persons is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.
Mr. Whitman is Chairman of the Issuer. The Issuer’s principal business is the manufacturing of food service equipment.
Barbara K. Whitman is the wife of William F. Whitman, Jr. and the mother of Laura B. Whitman and William F. Whitman, III.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. and Mrs. Whitman and Trustee are each a citizen of the United States. The Trusts were formed in the United States.
Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

For tax planning purposes, on December 9, 2003, Mr. Whitman and his spouse, Mrs. Whitman, assigned an aggregate of 1,898,974 shares of Common Stock that they beneficially owned to two trusts whose grantors are Mr. Whitman and his spouse, respectively.  Thomas C. Danzinger was the sole Trustee of both trusts.

Under the terms of the Irrevocable Intangible Trust Agreements, on February 25, 2004, Mr. Danzinger, as Trustee of the said trusts, distributed the said 1,898,974 shares of Common Stock to Mr. Whitman and his spouse respectively (1,643,674 shares owned by the trust of which Mr. Whitman is grantor and 255,300 shares owned by the trust of which Mrs. Whitman is grantor).  For estate planning purposes, each of Mr. Whitman and Mrs. Whitman assigned the shares received by him or her to a separate revocable living trust of which the grantor is the sole trustee (1,643,674 shares to the trust of which Mr. Whitman is grantor and 255,300 shares to the trust of which Mrs. Whitman is grantor).  According to the terms of each revocable living trust the trustee has the sole power to vote and dispose of the shares in the trust.   Neither the Whitmans nor Mr. Danzinger received or paid any consideration in connection with such transactions.

As of the date of this Amendment to this Schedule 13D, Reporting Persons have  no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Whitman is deemed to beneficially own an aggregate of 1,813,674 shares of Common Stock (including 150,000 shares deemed issued upon exercise of options), which represents approximately 19.7% of the 9,207,874 shares of Common Stock outstanding as reported by the Issuer in its Proxy Statement on Schedule 14A, which was filed on November 24, 2003.

Mrs. Whitman, individually, and the Trusts, are deemed to own beneficially an aggregate of 973,800 shares of Common Stock , which represents approximately 10.6% of the 9,207,874 shares of Common Stock as reported by the Issuer in its Proxy statement on Schedule 14A, which was filed on November 24, 2003.  Trustee has sole authority to direct the disposition and voting of the 718,500 shares owned by the Trusts.

The total number of shares of Common Stock beneficially owned by the Reporting Persons as a group is 2,787,474 shares, which constitutes approximately 29.6% of the 9,207,874 shares of the Issuer outstanding on November 24, 2003.  Holdings and percentages have been calculated pursuant to SEC Rule 13d-3(d)(1)(i).

(b)           Mr. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,643,674 shares owned by him, 20,000 shares of Common Stock held in the name of W.F. Whitman Family Foundation, Inc., and upon exercise of options, will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an additional 150,000.

Mrs. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 255,300 shares owned by her and 718,500 shares of Common Stock held by the Trusts.

(c)           Other than the transactions described in Item 4 above, no other transactions have been effected by the Reporting Persons since the filing of Amendment No. 6 to this Statement on Schedule 13D on January 8, 2004.

(d)           The Trusts (described in Item 4 above) and the W.F. Whitman Family Foundation (described in paragraph (b) of Item 5 above) have, respectively, the right to receive any dividends from, or proceeds from the sale of the shares of Common stock held by such entities.

(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Irrevocable Intangible Trust Agreements described above, Mr. Whitman and his spouse had the right to reacquire beneficial ownership of an aggregate of 1,898,974 shares within 60 days of the transfer of said shares on December 9, 2003, as reported in Item 4 of Amendment No. 5 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Irrevocable Trust Agreement, dated November 29, 2003, between William F. Whitman, Jr., as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.

Exhibit 2

Irrevocable Trust Agreement, dated November 29, 2003, between Barbara Whitman, as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 1, 2004

Signature:	/s/ William F. Whitman, Jr.

Name/Title:	William F. Whitman, Jr.

Signature:	/s/ Barbara K. Whitman

Name/Title:	Barbara K. Whitman

Signature:	/s/ Barbara K. Whitman,	sole trustee under Trust Agreements dated December 21, 2003 for the benefits of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman

Name/Title:	Barbara K. Whitman, sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman

ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).